FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2010

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Translation of Share Buyback Report for the reporting month from September 1, 2010 to September  30, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 14, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from September 1, 2010 to September 30, 2010 filed with the Director General of the Kanto Finance Bureau]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at a meeting of the board of directors (“Board”)

As of September 30, 2010

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (July 30, 2010) (Period of repurchase: from August 9, 2010 to September 17, 2010)		75,000,000	50,000,000,000
Repurchases during this reporting month (Date of repurchase)	Date	—	—

Total	—	0	0

Aggregate shares repurchased as of the end of this reporting month		75,000,000	37,361,694,700
Progress of share repurchase (%)		100.0	74.7

2.	Status of disposition

As of September 30, 2010

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date)	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) September 7	63	29,799
	September 9	62	29,264

Subtotal	—	125	59,063

Other (exercise of stock acquisition rights)	(Date)
	September 8	7,800	7,800
	September 9	1,300	1,300
	September 10	15,300	15,300
	September 13	1,000	1,000
	September 15	200	200
	September 17	5,700	5,700
	September 21	1,400	1,400
	September 22	5,900	5,900
	September 29	14,200	14,200

Subtotal	—	52,800	52,800

Total		52,925	111,863

3.	Status of shares held in treasury

As of September 30, 2010

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,719,133,241
Number of treasury shares	118,592,656